SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of March 2008

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: 19 March 2008

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 19 March 2008 -  English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

March 19, 2008	SYMBOL: VVV

VANNESSA SIGNS OPTION AGREEMENT WITH RADIUS GOLD

Vannessa Ventures Ltd. (the "Company") is pleased to announce that an option agreement has been signed with Radius Gold Inc. (RDU: TSX.V) of Vancouver for further exploration of the Carol concession, situated near the town of San Pedro del Norte, Nicaragua.

Vannessa has agreed to make expenditures of $3,000,000 over a period of up to 4 years in order to earn a 50% interest in the property. Vannessa has the option of earning a further 20% by funding a bankable feasibility study or may opt for a 50:50 arrangement with Radius to develop the property further. In the event that either party elects not to contribute, then standard dilution clauses will apply and if either party’s interest drops below 10%, this will be converted into a 1% royalty.

The concession occupies an area of 5,356 hectares and is 100% owned by Minesa S.A., a wholly owned subsidiary of Radius Gold Inc. Gold mineralization at San Pedro occurs as low-sulfidation epithermal quartz veins, breccias, and associated stockworks that have been identified over a 12 km by 4 km area. Mineralization appears to be associated with rhyolite domes associated with an eroded caldera that is cut by regional extensional structures. The project was discovered by Radius’ field teams investigating reports of old workings in the area. Gold anomalies have been defined by soil geochemistry and trenching over a 12 km extent (see Radius news release dated April 19, 2005).

Limited drilling has been carried out at one site in the north. High gold values have been found by trenching in the southern part of the concession and these have yet to be drilled. The initial program to be carried out by Vannessa will be to extend the surface trenching work to better define the surface expression of the mineralization and this will be followed by drilling. This initial work will be largely supported by infrastructure and staff that Radius Gold already has in Nicaragua.

Vannessa considers this to be a natural extension of its projects in neighboring Costa Rica with many synergies existing between the Costa Rican and Nicaraguan projects.

John Morgan, President

VANNESSA VENTURES LTD.

     “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”